FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of February 2004
                                17 February 2004



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1  Press release of British Sky  Broadcasting  Group plc announcing Holding(s) in Company released on 17 February 2004



                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Sky Broadcasting Group plc

2. Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2. above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See schedule A (attached)

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 50p each

10. Date of transaction

Unknown

11. Date company informed

16 February 2004

12. Total holding following this notification

60,183,597

13. Total percentage holding of issued class following this notification

3.1%

14. Any additional information

................................................................

15. Name of contact and telephone number for queries

Chris Taylor - 020 7800 4297

16. Name and signature of authorised company official responsible for making this notification

David Gormley

Date of notification

17 February 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



Schedule A

Security: British Sky Broadcasting Group

Shares Held       Management   Nominee/Registered Name
                  Company

(Ordinary Shares)
1,700             FMRCO        JPMorgan Chase
2,068,300         FMRCO        Chase Nominees Limited
6,891,300         FMRCO        State Street Nominees Limited
1,149,600         FMRCO        State Street Bank & Trust Co.
1,216,000         FMRCO        HSBC
809,100           FMRCO        Brown Brothers Harriman
1,456,322         FMTC         State Street Nominees Ltd.
663,508           FMTC         LLoyds Bank Nominees Limited
609,915           FMTC         BT Globenet Nominees Limited
469,696           FMTC         Chase Nominees Ltd.
74,300            FMTC         Bank of New York
1,841,895         FMTC         State Street Bank & Trust
190,133           FMTC         Mellon Bank
38,800            FMTC         Sumitomo T&B
165,642           FMTC         JP Morgan
2,500             FMTC         Nortrust Nominees
244,600           FMTC         MSS Nominees Limited
281,737           FMTC         Northern Trust
36,850            FMTC         Goldman Sachs and CO.
3,530             FMTC         Master Trust Japan
7,983,342         FISL         Chase Manhattan Bank London
226,150           FISL         Chase Nominees Ltd
680,078           FPM          Bank of New York London
954,995           FPM          Chase Nominees lid
342,500           FPM          Citibank
799,491           FPM          Northern Trust
119,800           FPM          HSBC
49,200            FPM          Deutsche Bank
1,972,116         FIL          Chase Nominees Ltd
816,100           FIL          HSBC Client Holdings Nominee (UK) Limited
2,273,831         FIL          Chase Manhattan Bank London
492,835           FIL          Deutsche Bank
2,497,754         FIL          Northern Trust
1,280,689         FIL          State Street Bank & Trust
1,343,367         FIL          JP Morgan
56,800            FIL          Mellon Nominees Ltd
320,300           FIL          State Street Nominees Ltd
677,336           FIL          Bank of New York Brussels
25,200            FIL          Master Trust Bank of Japan
12,100            FIL          Japan Trustee Svcs Bk Lt
2,389,051         FIL          Bank of New York London
59.500            FIL          National Australia Bank
3,100             FIL          PICG
51,400            FIL          Brown Brothers Harriman
23,076            FIL          ING Luxembourg
26,169            FIL          Bermuda Far East
55,520            FIL          Chase Manhattan Bank AG Frankfurt
3,800             FIL          State Street Hong Kong
151,000           FIL          MSS Nominees Ltd
1,214,128         FIL          Nortrust Nominees Ltd
121,963           FIL          Bankers Trust
471,200           FIL          Morgan Stanley
102,410           FIL          Citibank
792,187           FIL          Clydesdale Bank (Head Office)Nominees Limited
206,861           FIL          Bank of Bermuda
8,510             FIL          Mitsubishi Trust

The following shares are based on the assumed conversion of 3,051,990 ADRs (4 ordinary shares per ADR)

8,800             FMRCO        JP Morgan Chase
3,792,400         FMRCO        The Bank of New York (Nominees)
4,173,692         FMRCO        HSBC
207,600           FMRCO        Roytor & Co
1,883,096         FMRCO        State Street Nominees Limited
84,400            FMRCO        Chase Nominees Limited
156,980           FMTC         Master Trust Japan
85,000            FMTC         BT Globenet Nominees Limited
280,496           FMTC         State Street Bank & Trust
13,600            FMTC         Nippon Trust
22,800            FMTC         Nortrust Nominees
18,400            FMTC         Deutsche Bank AG
8,000             FMTC         Northern Trust
50,600            FMTC         MSS Nominees Limited
271,500           FMTC         State Street Nominees Ltd.
33,600            FMTC         BNY(nominees) Limited
13,000            FMTC         TCSB Tokyo
18,400            FISL         Chase Manhattan Bank London
22,000            FIL          Bank of New York - London
102,800           FIL          Chase Manhattan Bank London
395,600           FIL          State Street Bank & Trust
87,200            FIL          Northern Trust
412,396           FIL          Brown Brothers Harriman
15,600            FIL          Mitsubishi Trust
50,000            FIL          Chase Nominees Ltd

The following shares are based on the assumed conversion of 15,000 News Corp
(BSY) .75% CVPRD 144A (.7709 ordinary shares per Convertible)

1,156,350         FMRCO        HSBC

Total Ordinary Shares + ADRs     60,183,597

Current ownership percentage:    3.1%

Shares in issue:                 1,937,837,350



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 17 February 2004           By: /s/ Dave Gormley
                                         Dave Gormley
                                         Company Secretary